Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-240081

Prospectus Supplement No.1

(To Prospectus Dated August 7, 2020)

METEN EDTECHX EDUCATION GROUP LTD.

51,025,947 ORDINARY SHARES (INCLUDING SHARES ISSUED PURSUANT TO THE EXERCISE OF THE WARRANTS)

6,260,000 WARRANTS TO PURCHASE 6,260,000 ORDINARY SHARES

250,000 UNITS PURSUANT TO THE EXERCISE OF THE UNIT PURCHASE OPTIONS

This prospectus supplement (this “Prospectus Supplement”) updates and supplements the prospectus dated August 7, 2020 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1, as amended (Registration No. 333-240081). This Prospectus Supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Report on Form 6-K, furnished with the Securities and Exchange Commission on August 31, 2020 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Prospectus Supplement.

The Prospectus and this Prospectus Supplement relate to (i) our offering of 250,000 units (including the underlying 250,000 warrants and 250,000 ordinary shares) issuable upon exercise of the outstanding unit purchase options and 10,355,000 ordinary shares issuable upon exercise of the warrants (including the warrants underlying the units purchasable upon exercise of the unit purchase options); (ii) the resale of 44,330,947 ordinary shares and 6,260,000 warrants by the selling securityholders named in the Combined Prospectus, comprising (a) 3,200,000 ordinary shares held by certain institutional investors that purchased in private placements (including 2,600,000 ordinary shares underlying the units held by certain institutional investors that purchased in private placements) that have requested such ordinary shares to be included in the registration statement of which the Prospectus forms part, (b) 34,870,947 ordinary shares held by certain shareholders who received ordinary shares in connection with the consummation of the Mergers and became holders of our ordinary shares, (c) 3,660,000 warrants held by certain holders who received redeemable warrants in connection with the consummation of the Mergers (the “Converted Warrants”), (d) 2,600,000 warrants underlying the units held by certain institutional investors purchased in private placements (the “PIPE Warrants”) and that have requested such warrants to be included in the registration statement of which the Prospectus forms part, (e) 2,600,000 ordinary shares issuable upon exercise of the PIPE Warrants underlying the units held by certain institutional investors that purchased in private placements and that have requested such warrants to be included in the registration statement of which the Prospectus forms part and (f) 3,660,000 ordinary shares issuable upon exercise of the Converted Warrants; and (iii) the issuance by us of up to 2,600,000 ordinary shares that are issuable upon the exercise of the transferred PIPE Warrants.

This Prospectus Supplement should be read in conjunction with the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

Our ordinary shares, US$0.0001 par value, are currently listed on the Nasdaq Capital Market under the symbol “METX,” and our warrants are currently quoted on the Nasdaq Capital Market under the symbol “METXW.”

We qualify as an “emerging growth company,” as that term is defined under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements.

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 11 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities described herein or passed upon the adequacy or accuracy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 31, 2020.

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001- 39258

METEN EDTECHX EDUCATION GROUP LTD.

c/o 3rd Floor, Tower A

Tagen Knowledge & Innovation Center

2nd Shenyun West Road, Nanshan District

Shenzhen, Guangdong Province 518000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Meten EdtechX Education Group Ltd.

Form 6-K

TABLE OF CONTENTS

Page
Signature	2

Exhibit 99.1 — Press Release dated August 28, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2020

Meten EdtechX Education Group Ltd.

By:	/s/ Siguang Peng
Name:	Siguang Peng
Title:	Chief Executive Officer

2

Exhibit 99.1

Meten EdtechX Announces Financial Results for the Second Quarter and the First Half Year ended June 30, 2020

Strong demand for online ELT and gradual reopening of the learning centers drive steady recovery in revenues and operating cash flow compared to the previous quarter

Shenzhen, August 28, 2020 — Meten EdtechX Education Group Ltd. (NASDAQ: METX) (“Meten EdtechX” or the “Company”), a leading English language training (“ELT”) service provider in China, today announces its unaudited financial results for the second quarter and the first half year ended June 30, 2020.

	Q2 2020			HY 2020
	RMB (m)	YoY (%)	QoQ[1] (%)	RMB (m)	YoY (%)
Gross billings	160.9	(57.7)%	29.2%	285.4	(60.1)%
Revenue	189.3	(47.0)%	4.3%	370.9	(44.8)%
EBITDA[2]	(75.2)	83.9%	(15.6)%	(164.2)	120.9%
Adjusted EBITDA[2]	(72.2)	179.0%	(17.4)%	(159.6)	194.2%
Net (Loss)/Income	(93.4)	57.4%	(8.2)%	(195.1)	92.3%
Adjusted Net (Loss)/Income[2]	(90.4)	104.0%	(9.7)%	(190.5)	134.1%

Highlights

●	Q2 2020 revenue decreased 47.0% year-on-year to RMB 189.3 million (US$ 26.8 million) but increased by 4.3% versus Q1 2020, as trading conditions in the second quarter of 2020 improved in line with the gradual lifting of COVID-19-related restrictions. HY 2020 revenue decreased 44.8% year-on-year to RMB 370.9 million (US$ 52.5 million), mainly due to the impact of the COVID-19 pandemic on the six months ended June 30, 2020

●	Supported by the re-opening of learning centers, revenue generation was driven mainly by strong growth in online revenues, which increased 34.3% year-on-year in Q2 2020 to RMB 79.2 million (US$ 11.2 million) (Q2 2019: RMB 59.0 million) or 41.1% year-on-year in HY 2020 to RMB 156.3 million (US$ 22.1 million) (HY 2019: RMB 111 million)

[1]	Compared to the first three months ended March 31, 2020.

[2]	Non-GAAP measure. For more information about non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” at the end of this release.

●	As of June 30, 2020, Meten EdtechX had 95 learning centers in operation; as of the date of this announcement, except for twenty-four learning centers located in Beijing and Dalian, all other learning centers of the Company have resumed full operation

●	Owing to a continuing strong focus on cost efficiency, as reflected in the 27.6% reduction in our cost of revenues, and a 37% decline in operating expenses year-on-year, the Company partially mitigated the negative effect of the COVID-19 pandemic on its profitability

●	Q2 2020 adjusted EBITDA declined to a loss of RMB 72.2 million (US$ 10.2 million) but increased by 17.4% compared to Q1 2020; HY 2020 adjusted EBITDA recorded a loss of RMB 159.6 million (US$ 22.6 million)

●	Q2 2020 net loss was RMB 93.4 million (US$ 13.2 million), compared with a net loss of RMB 59.3 million in Q2 2019 and a net loss of RMB 101.7 million in Q1 2020; HY 2020 net loss increased 92.3% year-on-year to RMB 195.1 million (US$ 27.6 million)

●	For Q2 2020, net operating cash outflow was RMB 69.9 million (US$ 9.9 million), compared to an outflow of RMB 7.4 million in Q2 2019 and an outflow of RMB 97.7 million in Q1 2020

Alan Peng, Chief Executive Officer of Meten EdtechX commented:

“We are pleased to report a resilient set of results for the second quarter of 2020, reflecting our sharp focus on effectively managing the gradual return to normal business as COVID-19 related restrictions were lifted during the period. Today, we are delighted to announce that all our learning centers (except for twenty-four in Beijing and Dalian that remained closed due to the re-introduction of COVID-19-related restrictive measures) are now open to students and are operating in accordance with official guidelines.

“The reopening of our learning centers, coupled with a continued strong performance by our online business, supported revenue growth of 4.3% compared to the first quarter of 2020. Although overall enrollment numbers decreased in the period, we saw encouraging growth in online enrollments, which increased by 53% year-on-year and partially mitigated a decline in offline enrollments while our learning centers were temporarily closed. Strict cost control during the COVID-19 pandemic resulted in a 27.6% reduction in cost of revenues which helped soften the impact of the learning center closures on our profitability. Gross profit, while down year-on-year, increased 46.7% compared to the first quarter of 2020.

“The events of recent months have further highlighted the importance of online learning and this is reflected in ongoing healthy demand for our online services, with online revenue increasing by 41.1% year on year. The success of our online offering to date has laid the foundation for the rollout of further services, and we are currently exploring possibilities to expand our offering.

“During the first half of 2020, we have also seen a shift in our favor in the competitive landscape, as other education players adapt to the changed environment. As a result, we recognize that new opportunities to gain market share and further strengthen our position may arise in the short term.

“Looking ahead, having successfully reopened our learning centers following prolonged closures in the first quarter of 2020 and strengthened our online offering, we believe we are well-positioned to meet seasonally higher demand in the third quarter of 2020. In the longer term, our focus remains on capitalizing on positive trends in the education market, increasing marketing efforts, capturing nascent demand in tier 2-4 cities in China, investing in state-of-the-art technology and strengthening our position as a key market player.”

Operational developments

	Q2 2020			HY 2020
Student enrollments	14,049	(57)%		26,230	(57)%
Course withdrawal rate(1) (%)	10.45%	(6.6 ppts	)	10.89%	(0.5 ppts	)

(1)	Refers to the amount of refunds issued in a specific period of time as a percentage of the sum of the amount of gross billings and the amount of refunds for such period.

	March 31, 2020			June 30, 2020
Number of self-operated learning centers	128	6.7	%*	112	12.5	%*
Number of franchised learning centers	17	6.3	%*	16	(5.9	)%*

(* Change compared to the previous quarter)

Growing online student enrollment

Meten EdtechX achieved strong growth in online enrollment during the second quarter of 2020, which increased by 53% year-on-year for the first half year of 2020. Compared with Q1 2020, enrollment increased by 20% as the Company leveraged cross-selling opportunities between offline and online as its learning centers reopened. As a result of the negative impact of COVID-19 on offline enrollment, overall student enrollment decreased by 57% year-on-year in the second quarter of 2020 and 57% for the first half of 2020.

Gross billings declined by 57.7% year-on-year during the second quarter of 2020 to RMB 160.9 million (US$ 22.8 million) (Q2 2019: RMB 378.0 million) but showed an improvement of 29.2% versus Q1 2020. For the first half of 2020, gross billings decreased by 60.1% year-on-year to RMB 285.4 million (US$ 40.4 million) (HY 2019: RMB 714.8 million), supported by the 51% contribution of the online business during the period.

Continuing development of online ELT

Development of the Likeshuo online learning platform continued into the second quarter of 2020. At the end of June 2020, the platform recorded 1.6 million registered users and 0.3 million paying users.

To leverage the rapid growth in demand for online education, Meten EdtechX further expanded its high caliber base of teachers and sales staff, recruiting more than 1,000 new employees during the second quarter. of 2020.

Furthermore, following the launch of its online Japanese language teaching service, JTalk, during the first quarter of 2020, the Company delivered nearly 2,500 course hours to more than 160 customers in the first half of 2020. Many of these customers have committed to entering into long-term contracts, adding further stability to the customer base. Meten EdtechX intends to build on the success of this new business and is exploring further language product offerings.

Offline network largely reactivated

Since the end of the first quarter of 2020, the Company gradually re-opened the majority of its learning centers in accordance with the applicable regulatory guidance. As of the date of this announcement, all of Meten EdtechX’s learning centers (except for eight learning centers located in Beijing that remained closed due to the re-introduction of COVID-19-related restrictive measures) have resumed full operation. The operation of learning centers remains subject to continuous social distancing measures and cleaning protocols to ensure enhanced hygiene levels.

Through successful re-opening and operation of its offline network, the Company believes it is well positioned to capitalize on the seasonally high demand for English lessons during the summer months.

Strong focus on efficiency

Since the beginning of 2020, Meten EdtechX has taken proactive steps to reduce its operating costs in response to the COVID-19 pandemic. Centralization of finance, HR, IT and other administrative functions was achieved through the introduction of shared centers, resulting in enhanced operating efficiency and lower administrative expenses.

Rental expenses were effectively reduced by merging headquarters and regional offices, and rent concessions negotiated for 70 leased properties, representing nearly 40% of total leases.

Owing to lower lesson occupancy, monthly teaching costs declined by 10% during the first half of 2020 while optimization of non-core functions helped reduce variable costs.

Financial results

Revenues

In Q2 2020, revenues amounted to RMB 189.3 million (US$ 26.8 million), a decrease of 47.0% year-on-year (Q2 2019: RMB 357.2 million), but increased 4.3% quarter-on-quarter (Q1 2020: RMB 181.6 million). For the first half of 2020, a decline of 44.8% was recorded, from RMB 672.0 million in the first half of 2019, to RMB 370.9 million (US$ 52.5 million), primarily as a result of the adverse impact of the COVID-19 pandemic during the period.

Cost of revenues

The Company’s cost of revenues consists primarily of staff costs, property expenses, depreciation and amortization, and other costs which primarily include consulting fees, foreign teacher-related administrative expenses, and teaching materials costs.

In Q2 2020, cost of revenues decreased by 27.6% year-on-year to RMB 135.7 million (US$ 19.2 million) (Q2 2019: RMB 187.5 million), and by 6.4% quarter-on-quarter (Q1 2020: RMB 145.0 million). In the first half of 2020, cost of revenues decreased to RMB 280.8 million (US$ 39.7 million), from RMB 360.3 million in the first half of 2019, predominantly due to savings achieved in sales and marketing and general and administrative expenses as part of the Company’s efforts to reduce operating expenses.

Gross profit

In Q2 2020, gross profit decreased by 68.4% year-on-year to RMB 53.6 million (US$ 7.6 million) (Q2 2019: RMB 169.7 million) but increased by 46.7% versus the previous quarter (Q1 2020: RMB 36.5 million) as trading conditions gradually improved following the lifting of COVID-related restrictions. For the first half of 2020, gross profit decreased to RMB 90.1 million (US$ 12.8 million), from RMB 311.8 million in the first half of 2019, due to the negative impact of the COVID-19 pandemic.

Gross profit margin decreased by 19.2 percentage points in Q2 2020 to 28.3%, from 47.5% in the same period of 2019. For the first half of 2020, gross profit margin was 24.3% compared to 46.4% for the first half of 2019.

Operating expenses

Selling and marketing expenses in Q2 2020 amounted to RMB 70.9 million (US$ 10.0 million), a decrease of 38.7% year-on-year from RMB 116.7 million in Q2 2019. In the first half of 2020, selling and marketing expenses amounted to RMB 139.5 million (US$ 19.7 million), down from RMB 224.3 million in the first half of 2019. This is primarily due to lower marketing activity due to the temporary closure of offline learning centers.

Research and development expenses in Q2 2020 decreased by 29.7% year-on-year to RMB 8.2 million (US$ 1.2 million), from RMB 11.6 million in Q2 2019. In the first half of 2020, research and development expenses decreased to RMB 15.2 million (US$ 2.1 million), from RMB 17.5 million in the first half of 2019. This is largely due to a reduction in certain offline research and development activities as a result of COVID-19-related restrictions.

General and administrative expenses in Q2 2020 decreased to RMB 65.4 million (US$ 9.3 million), from RMB 101.4 million in Q2 2019. In the first half of 2020, general and administrative expenses decreased by 28.8% year-on-year to RMB 130.4 million (US$ 18.5 million) (HY 2019: RMB 183.1 million). This decrease was largely driven by the temporary closure of the learning centers during the quarter.

Loss from operations

In Q2 2020, loss from operations was RMB 90.8 million (US$ 12.9 million), compared to a loss from operations of RMB 59.0 million in Q2 2019.

For the first half of 2020, loss from operations was RMB 194.9 million (US$ 27.6 million), compared to a loss from operations of RMB 113.1 million in the first half of 2019.

Net income / loss

In Q2 2020, net loss was RMB 93.4 million (US$ 13.2 million), compared to a net loss of RMB 59.3 million in Q2 2019 and a net loss of RMB 104.1 million for the first quarter of 2020.

For the first half of 2020, net loss was RMB 195.1 million (US$ 27.6 million), compared to a net loss of RMB 101.5 million in the first half of 2019.

Cash flow

Net operating cash inflow for the second quarter of 2020 was RMB 69.9 million (US$ 9.9 million), compared to an outflow of RMB 7.4 million in Q2 2019 and an outflow of RMB 97.7 million in Q1 2020. For the first half of 2020, an outflow of RMB 167.6 million (US$ 23.7 million) was recorded, compared to an outflow of RMB 48.8 million in the first half of 2019.

Capital expenditure for Q2 2020 was RMB 5.1 million (US$ 0.7 million) compared to RMB 22.4 million in Q2 2019. This decline was mainly due to the negative impact of COVID-19 on the Company’s operations compared to Q2 2019.

Capital expenditure for the first half of 2020 was RMB 8.7 million (US$ 1.2 million), which decreased from RMB 51.5 million for the corresponding period of the previous year.

Cash and cash equivalents

As at June 30, 2020, Meten EdtechX had RMB 163.5 million (US$ 23.1 million) of cash and cash equivalents, compared to RMB 152.2 million at March 31, 2020.

Outlook

Throughout the first half of 2020, Meten EdtechX demonstrated resilience in the face of the challenging and unprecedented conditions brought about by the COVID-19 pandemic. The evolution of the pandemic and wider economic outlook remain uncertain. However, Meten EdtechX remains optimistic about the second half of 2020 due to significant investment in 2019 in building the Company’s platform for future growth, the successful gradual re-opening and operation of its offline network and ongoing positive trends in the education technology sector.

Historically, the education technology sector has benefitted from higher growth in gross billings in the third quarter of the year when many students are on summer holidays and have more time to take English language training courses. The Company therefore expects to see the positive impact of this trend on its performance during the next quarter. Furthermore, it expects education technology spending to be positively impacted by the COVID-19 pandemic, which continues to drive an increased uptake of technology to replace, supplement and enhance teaching and learning in the context of social distancing.

Finally, in the second half of 2020, Meten EdtechX remains committed to its growth strategy based on the following key pillars:

1.	Maintain sustainable growth of the online business by investing in systems and product development, offline-to-online cross selling and leveraging the offline network

2.	Further expand offline network coverage by focusing on tier 2-4 cities and expanding the K-12 after school tutoring business, including one-to-one ELT and math tutoring through the Company’s offline learning centers and marketing resources

3.	Enhance and diversify its education service offering, focusing on the general adult ELT business while expanding the junior ELT business and online ELT business

4.	Further expand online language courses such as Spanish, Korean and French, as well as Japanese language training provided by Jtalk

5.	Selectively pursue strategic acquisitions and partnerships by seeking targets with a substantial regional presence and brand recognition, strong content development capabilities, shared values and goals and advanced technological capabilities

During the COVID-19 pandemic, the Company has exerted tremendous efforts to reduce its operating costs through a number of measures, including the centralization of administrative, finance, HR and IT functions and the reduction of rental expenses. The Company will continue to control operating expenses and enhance operating efficiency for the remainder of 2020.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to USD for the second quarter and first half of 2020 are made at the rate of RMB 7.0651 to US$ 1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2020, respectively. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, as the case may be, or at any other rate.

About Non-GAAP Financial Measures

Meten EdtechX’s consolidated financial results presented are in accordance with GAAP. However, to provide meaningful supplemental information regarding its performance, Meten EdtechX adopts the following measures which are defined as non-GAAP financial measures by the SEC:

●	EBITDA: calculated by subtracting net interest income/loss and adding back income tax expense and non-cash expense of depreciation and amortization to a firm’s net income/(loss).

●	Adjusted EBITDA: calculated by removing certain one-off, irregular and/or non-recurring items from EBITDA such as offering expenses and share-based compensation expenses.

●	Adjusted net (loss)/income: calculated by adding back certain one-off, irregular and/or non-recurring items to net income/loss such as offering expenses and share-based compensation expenses.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Results Presentation

The Company’s management team will host a conference call at 08:00 EDT / 13:00 BST / 20:00 CST on Monday, August 31, 2020, to discuss the financial results.

Dial-in details for the conference call are as follows:

Mainland China:	400 810 8228

Hong Kong:	+852 3005 1355

USA:	+1 646 254 3594

UK:	+44 20 7660 0166

Other countries:	+86 10 5808 4166

Participant PIN:	662592

Participants should dial-in at least 5 minutes before the scheduled start time.

For investor and media enquiries, please contact:

Meten EdtechX

Stanley Yang

+86 1851-8513-075

stanley_yts@meten.com

Citigate Dewe Rogerson

Sandra Novakov / Christen Thomson / Eleni Menikou / Lucy Eyles

+44 (0)20 7638 9571

meten@citigatedewerogerson.com

About Meten EdtechX

Meten EdtechX is a leading ELT service provider in China, delivering English language and future skills training for Chinese students and professionals. Through a sophisticated digital platform and nationwide network of learning centers, the Company provides its services under three industry-leading brands: Meten (adult and junior ELT services), ABC (primarily junior ELT services) and Likeshuo (online ELT). It offers superior teaching quality and student satisfaction, which are underpinned by cutting edge technology deployed across its business, including AI-driven centralized teaching and management systems that record and analyze learning processes in real time.

The Company is committed to improving the overall English language competence and competitiveness of the Chinese population to keep abreast of the rapid development of globalization. Its experienced management is focused on further developing its digital platform and expanding its network of learning centers to deliver a continually evolving service offerings to a growing number of students across China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of fiscal year 2020 and full fiscal year 2020, quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, the impact of the COVID-19 outbreak on our businesses, the solutions we adopted to mitigate the effects of the outbreak, the impact on our financial performance, the anticipated benefits of strategic growth initiatives and the balancing growth and profitability), the benefits of the Company’s 2019 investments and recent acquisitions, as well as our four key growth strategies, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 outbreak, our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “Meten” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the English language training sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese English language training and private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures, which are different from financial measures calculated in accordance with U.S. GAAP. Such non-GAAP financial measures should be considered in addition to and not as a substitute for or superior to the financial measures calculated in accordance with U.S. GAAP. In addition, the definition of adjusted EBITDA and adjusted net income/loss in this press release may be different from the definition of such terms used by other companies, and therefore, comparability may be limited.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of June 30,
	2019	2020
	RMB’000	RMB’000	US$’000
ASSETS
Current assets
Cash and cash equivalents	140,132	163,542	23,148
Short-term investments	-	42,391	6,000
Contract assets	7,824	6,781	960
Accounts receivable	28,903	45,133	6,388
Other contract costs	54,088	53,220	7,533
Prepayments and other current assets	64,790	20,673	2,926
Amounts due from related parties	9,662	1,933	274
Prepaid income tax	12,265	14,615	2,069

Total current assets	317,664	348,288	49,298

Non-current assets
Restricted cash	11,599	10,998	1,557
Other contract costs	10,114	4,733	670
Equity method investments	26,084	26,491	3,750
Property and equipment, net	220,118	169,650	24,012
intangible assets	24,968	22,153	3,136
Deferred tax assets	4,200	4,030	570
Goodwill	302,158	285,657	40,432
Right-of-use assets	484,225	386,507	54,707
Other non-current assets	62,435	53,428	7,560

Total non-current assets	1,145,901	963,647	136,394

Total assets	1,463,565	1,311,935	185,692

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of June 30,
	2019	2020
	RMB’000	RMB’000	US$’000
LIABILITIES, MEZZANINE EQUITY AND OWNERS’ DEFICIT
Current liabilities
Accounts payable	15,714	28,845	4,083
Bank loans	92,000	84,700	11,989
Deferred revenue	408,287	375,449	53,141
Salary and welfare payable	74,139	59,048	8,358
Financial liabilities from contracts with customers	490,095	420,995	59,588
Accrued expenses and other payables	48,457	76,247	10,792
Income taxes payable	495	2,015	285
Current lease liabilities	142,155	143,111	20,256
Amounts due to related parties	851	31,050	4,395

Total current liabilities	1,272,193	1,221,460	172,887

Non-current liabilities
Deferred revenue-Non current	60,528	51,384	7,273
Deferred tax liabilities	14,085	5,400	764
Non current tax payable	26,085	28,737	4,067
Lease liabilities	333,613	238,601	33,772

Total non-current liabilities	434,311	324,122	45,876
			-
Total liabilities	1,706,504	1,545,582	218,763

Mezzanine equity
Redeemable Owners’ Investment	-	-	-
Owners’ deficit
Owners’ Investment	219	37	5
Subscriptions Receivable from founding shareholders	(2)	(1)	(0)
Additional paid-in capital	264,175	468,738	66,346
Statutory reserve	-	-	-
Accumulated other comprehensive income	-	-	-
Accumulated deficit	(525,262	(723,789)	(102,446)

Total deficit attributable to owners of Company	(260,870	(255,015)	(36,095)
Non-controlling interests	17,931	21,368	3,024

Total deficit	(242,939)	(233,647)	(33,071)

Commitments and contingencies	-	-	-

Total liabilities, mezzanine equity and owners’ deficit	1,463,565	1,311,935	185,692

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	2019		2020
	Q2	H1	Q2		H1
	RMB’000	RMB’000	RMB’000	US$’000	RMB’000	US$’000
Revenues	357,240	672,043	189,328	26,798	370,909	52,499
Cost of revenues	(187,509)	360,281)	(135,727)	(19,211)	(280,775)	(39,741)

Gross profit	169,731	311,762	53,601	7,587	90,134	12,758

Operating expenses:
Selling and marketing expenses	(115,672)	(224,280)	(70,862)	(10,030)	(139,466)	(19,740)
General and administrative expenses	(101,433)	(183,059)	(65,391)	(9,255)	(130,415)	(18,459)
Research and development expenses	(11,624)	(17,491)	(8,176)	(1,157)	(15,182)	(2,149)
		-		-		-
(Loss)/income from operations	(58,998)	(113,068)	(90,828)	(12,856)	(194,929)	(27,590)

Other income (expenses):
Interest income	233	411	149	21	282	40
Interest expenses	(465)	(816)	(1,219)	(173)	(2,284)	(323)
Foreign currency exchange gain/(loss), net	(10)	(13)	466	66	258	37
Gains on available-for-sale investments	-	-	-	-	-	-
Gains on disposal of subsidiaries	(1,888)	(1,888)	-	-	-	-
Government grants	391	2,050	10,453	1,480	12,879	1,823
Loss on equity method investments	296	2,849	1,350	191	107	15
Others, net	369	306	(10,880)	(1,540)	(11,095)	(1,570)

(Loss)/income before income tax	(60,072)	(110,169)	(90,509)	(12,811)	(194,782)	(27,570)

Income tax expense	763	8,699	(2,858)	(405)	(308)	(44)
		-		-		-
Net (loss)/income	(59,309)	(101,470)	(93,367)	(13,215)	(195,090)	(27,613)

Less: Net (loss)/income attributable to non-controlling interests	(1,395)	(2,401)	2,026	287	3,437	486

Net (loss)/income attributable to shareholders of the Company	(57,914)	(99,069)	(95,393)	(13,502)	(198,527)	(28,100)

Net (loss)/income	(59,309)	(101,470)	(93,367)	(13,215)	(195,090)	(27,613)

Other comprehensive income	-	-	-	-	-	-

Comprehensive (loss)/income	(59,309)	(101,470)	(93,367)	(13,215)	(195,090)	(27,613)

Adjustments:
Offering expenses	13,040	16,198	-	-		-
Share-based compensation expenses	1,944	3,888	2,964	420	4,577	648

Adjusted net (loss)/income	(44,325)	(81,384)	(90,403)	(12,796)	(190,513)	(26,965)